UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TDH HOLDINGS, INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G87084110
(CUSIP Number)

July 26, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.______
(1)	Names of reporting persons
Yanli Xu
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization
People’s Republic of China

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power

698,947
	(6)	Shared voting power

0
	(7)	Sole dispositive power

698,947
	(8)	Shared dispositive power

0

(9)	Aggregate amount beneficially owned by each reporting person
698,947
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
6.77%
(12)	Type of reporting person (see instructions)

CUSIP No.______
(1)	Names of reporting persons
Xiumei Lan
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization
People’s Republic of China

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power

620,000
	(6)	Shared voting power

0
	(7)	Sole dispositive power

620,000
	(8)	Shared dispositive power

0

(9)	Aggregate amount beneficially owned by each reporting person
620,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
6.01%
(12)	Type of reporting person (see instructions)

ITEM 1(A) NAME OF ISSUER: TDH Holdings, Inc.

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China

ITEM 2 (A) NAME OF PERSON FILING: Yanli Xu

                                                             Xiumei Lan

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Yanli Xu: 3-205, 89 Jianguo Road, Chaoyang District, Beijing China

Xiumei Lan: Jian Guo Lu 89 Hao, Huamao Gongyu 2#1902, Chaoyangqu, Beijing, CHN

ITEM 2 (C) CITIZENSHIP: Each of the reporting person is an individual of People’s Republic of China.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES: Common shares, $.02 par value per share

ITEM 2 (E) CUSIP NO.: G87084110

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

Yanli Xu:

(a) Amount beneficially owned: 698,947

(b) Percent of class: 6.77%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

698,947

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

698,947

(iv) Shared power to dispose or to direct the disposition of

0

Xiumei Lan:

(a) Amount beneficially owned: 620,000

(b) Percent of class: 6.01%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

620,000

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

620,000

(iv) Shared power to dispose or to direct the disposition of

0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 11, 2022

Signature.	/s/ Yanli Xu

Name/Title.	Yanli Xu / Individual

Dated:	August 11, 2022

Signature.	/s/ Xiumei Lan

Name/Title.	Xiumei Lan / Individual